
May 18, 2020

Michael K. Korenko
President and Chief Executive Officer
VIVOS INC
719 Jadwin Avenue
Richland, Washington 99352

> **Re: VIVOS INC**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed April 30, 2020**
> **File No. 024-11049**

Dear Mr. Korenko:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed April 30, 2020

Post-Qualification Offering Circular Cover Page, page 1

1. We note your disclosure under "Recent Developments" on page 6 that you have already raised $125,280 in proceeds under this offering statement in March 2020. We also note your disclosure that you converted outstanding notes into shares of common stock. Please tell us how the March offering, and, if applicable, the note conversions, have been reflected in the maximum offering of 150 million shares of common stock and your total maximum offering amount in dollars, or revise your offering circular as appropriate, including use of proceeds. Please also tell us how you conducted any offering of shares under this offering statement prior to including pricing information as required by Rule 253 of Regulation A.

Use of Proceeds, page 20

2.   Your current disclosure indicates that if the maximum number of shares of common stock are sold under your Offering Circular that you estimate that you will receive net proceeds of approximately $3,950,000 after the payment of estimated offering expenses. Please tell us how this amount reconciles to the $3,000,000 in total use of proceeds shown in the first column of your table on page 21 or revise your disclosure as appropriate.

Plan of Distribution, page 54

3.   We note your disclosure that outstanding promissory notes may be exchanged for shares of common stock issued in connection with the offering, in which event the proceeds to the company will be reduced by the amount of principal and accrued interest exchanged for common stock. Please provide a legal analysis as to how the issuance of common stock under Regulation A would be consistent with Section 5 as it appears from your response to Item 6 of Part I that the notes were issued in reliance on the exemption in Section 4(a)(2). Please note that we view an offering of both the overlying and underlying security to take place where the overlying securities are convertible or exerciseable within one year. For guidance, please refer to Question 103.04 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tim Buchmiller at 202-551-3635 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Daniel W. Rumsey, Esq.